# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortune Rise Acquisition Corporation, CIK 0001849294
CUSIP: 34969G102
Title of class of securities: Common
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200, Clearwater, Florida (FL), 33760
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-23-000186
Filed by CIK 0001048703

## Reporting persons
- KARPUS MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 7,610; shared voting power 0; sole dispositive power 7,610; shared dispositive power 0; aggregate amount beneficially owned 7,610 (0.23% of the class)

## Item 1. Issuer
Name of issuer: Fortune Rise Acquisition Corporation
Address of issuer's principal executive offices: 13575 58th Street North, Suite 200 Clearwater, Florida 33760

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus" or the "Reporting Person"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG.

The Shares to which this Schedule 13G relates are owned directly by the accounts managed by Karpus.
Address of principal business office or, if none, residence: 183 Sully's Trail, Pittsford, New York 14534
Citizenship: The members of the Karpus Management Committee are US citizens. Karpus is a New York corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,610
Percent of class: 0.23
Sole power to vote or to direct the vote: 7,610
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,610
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Jodi L. Hedberg, Jodi L. Hedberg / Chief Compliance Officer (01/07/2025)